SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             STEINER LEISURE LIMITED
                                (Name of Issuer)

                 COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
                         (Title of Class of Securities)

                                   P8744Y 10 2
                                 (CUSIP Number)

                                CLIVE E. WARSHAW
                                   SUITE 104A
                                 SAFFREY SQUARE
                               NASSAU, THE BAHAMAS

                                 with a copy to:

                              ROBERT C. BOEHM, P.A.
                            KELLEY DRYE & WARREN LLP
                      201 S. BISCAYNE BOULEVARD, SUITE 2400
                              MIAMI, FLORIDA 33131
                                 (305) 372-2400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 9, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 4 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. P8744Y 10 2                   13D          Page    2    of   4   Pages
------------------------------                     -----------------------------

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1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Clive E. Warshaw
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3             SEC USE ONLY

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4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              Not applicable.
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United Kingdom
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                      7      SOLE VOTING POWER
   NUMBER OF SHARES          4,423,260
     BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
      REPORTING       8      SHARED VOTING POWER
    PERSON WITH              0
                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             4,423,260
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,423,260
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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                   |_|
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.6%.
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14          TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                                INTRODUCTORY NOTE

         This  Amendment  No. 2 to Schedule 13D amends the Initial  Statement on
Schedule 13D of Clive E. Warshaw (the "Reporting Person") dated September 11, 1997, as amended by Amendment No. 1 dated May 31, 1998 (as so amended, the "Amended 13D"), to reflect certain sales of the common shares, par value (U.S.) $0.01 per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") by the Reporting Person. Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person's sales of Common Shares as disclosed in Item 5(c) were made to provide liquidity to the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of September 11, 1998, the Reporting Person beneficially owned and had sole voting and dispositive power with respect to 4,423,260 Common Shares (including 108,000 Common Shares underlying share options exercisable within sixty days of the date hereof and which were issued pursuant to a share option agreement dated November 10, 1996). Accordingly, the Reporting Person beneficially owned, as of that date, approximately 26.6% of the outstanding Common Shares.

         (c) The following transactions in the Common Shares were effected by the Reporting Person in the sixty days preceding the filing of this Amendment No. 2.

    DATE               NUMBER OF SHARES        NATURE OF TRANSACTION       SALE PRICE PER SHARE
    ----               ----------------        ---------------------       --------------------

August 6, 1998             10,000                 Open Market Sale               $29.1375
August 7, 1998             30,000                 Open Market Sale               $29.250
August 12, 1998            10,000                 Open Market Sale               $28.1875
August 13, 1998             5,000                 Open Market Sale               $29.000
August 17, 1998            20,000                 Open Market Sale               $29.1875
August 18, 1998            40,000                 Open Market Sale               $30.0156
August 19, 1998            10,000                 Open Market Sale               $30.25
August 20, 1998            10,000                 Open Market Sale               $30.000
September 8, 1998          10,000                 Open Market Sale               $24.25
September 8, 1998           5,000                 Open Market Sale               $24.625
September 8, 1998           5,000                 Open Market Sale               $24.875
September 9, 1998          35,000                 Open Market Sale               $25.125
September 9, 1998          35,000                 Open Market Sale               $25.25

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from, the sale of Common Shares owned by the Reporting Person.

         (e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                DESCRIPTION
--------------                -----------
      1                       Share  Option   Agreement  dated  March  27,  1998
                              between Clive E. Warshaw and the Company



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 15, 1998             By:/s/ Clive E. Warshaw
                                         ---------------------------------------
                                         Clive E. Warshaw